Reply to the Attention of:	Elizabeth McGregor
Direct Line:	775-448-5818
Fax:	775-825-8938
Email:	emcgregor@tahoeresources.com

October 28, 2016

Via email

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Attention:                   Rufus Decker, Accounting Branch Chief, Office of Beverages, Apparel and Mining

Re:	TAHOE RESOURCES INC. (the "Company")
Form 40-F for Fiscal Year Ended December 31, 2015
Response dated September 14, 2016
File No. 001-35531

Dear Mr. Decker:

We write in response to the letter (the "Comment Letter") of September 28, 2016 from the Securities and Exchange Commission (the "Commission" or the "SEC") commenting on our response dated September 14, 2016 on the Form 40-F (the "40-F”) for the Year Ended December 31, 2015 filed with the Commission by the Company on March 25, 2016.

Below please find our response to the Comment Letter. The SEC comment is in italics, followed by the Company’s response.

Form 40-F for the Year ended December 31, 2015

Exhibit 99.2
Financial Statements
Notes to the Consolidated Financial Statements

3. Significant Accounting Policies
h) Mineral Interests, Plant and Equipment
Depreciation of Mineral Interests, Plant and Equipment
Units of Production Basis, page 11

Phone: 775.448-5800	|	Fax: 775.825.8938
5310 Kietzke Lane, Suite 200	|	Reno Nevada 89511 USA

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1.

We read your response to comment 1. Inferred resources comprise a significant portion of the depletable base of your Timmins mines. Provide us the amount of depletion expense for the Timmins mines’ mining assets with and without the inclusion of inferred resources in the denominator for the following periods:

•	Historical quarter ended June 30, 2016.
•	Budgeted or historical, if available, quarters ended September 30, 2016 and December 31, 2016, and
•	Budgeted year ended December 31, 2016.

In addition, provide us with your earnings (loss) before income taxes for the respective periods.

Response

We have provided separately to Staff a confidential Financial Disclosure Schedule providing the following information in response to Staff’s comment:

•	Historical quarter ended June 30, 2016

	o	Depletion expense at the Timmins mine based on historical for the three months ended June 30, 2016 with and without the inclusion of the inferred resources;

	o	Earnings before income taxes for the three months ended June 30, 2016;

•	Budgeted quarter ended September 30, 2016

	o	Depletion expense at the Timmins mine based on historical for the three months ended September 30, 2016 with and without the inclusion of the inferred resources;

	o	Earnings before income taxes for the three months ended September 30, 2016;

•	Budgeted quarter ending December 31, 2016

	o	Depletion expense at the Timmins mine based on budgeted expectations for the quarter ending December 31, 2016 with and without the inclusion of the inferred resources;

	o	Earnings before income taxes for the three months ending December 31, 2016;

•	Historical and Budgeted Year ending December 31, 2016

	o	Depletion expense based on budgeted expectations for the year ending December 31, 2016 with and without the inclusion of the inferred resources

	o	Earnings before income taxes for the year ending December 31, 2016

We hereby confirm the Company has requested confidential treatment of the above-referenced Financial Disclosure Schedule under Commission Rule 83 by separate letter of our legal counsel, McMillan LLP, to the Commission.

2.

We read your response to comment 1. Please tell us why your conversion rate from inferred resources to reserves at the Timmins mines was substantially lower in the first two years of the four-year period, than it was in the last two years. Please tell us what you expect your average conversion rate to be going forward and explain why. Please also tell us in greater detail how you computed the conversion rate from inferred resources to reserves at the Timmins mines for the last four years.

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Response

The lower conversion rate of inferred resources to reserves at the Timmins mines in the first two years of the four- year period reflects the status of the mining operations during this time period. Commercial production from the Timmins mines began in 2011 and 2012 and during the initial years of operation, drilling was primarily focused on the definition of existing probable reserves and indicated resources to better define ore boundaries and understand local grade distributions to support detailed mine planning and optimized stope design. Drilling to convert existing inferred resources to reserves was of lesser priority during the initial years of the mines. Additionally, the lower conversion rate of inferred resources to reserves early in the life of the Timmins mines can also be attributed to the increasing level of geologic understanding over time. As with most ore deposits, knowledge of the geologic controls of mineralization, gold grade distribution, and other characteristics of the deposits has increased as the mines mature. Increased understanding of the geologic characteristics of the ore deposits has resulted in a higher rate of success converting inferred resources to reserves.

While results of drill programs cannot be known in advance and the conversion of inferred resources to reserves can be predicated by market conditions, the Company expects the average conversion rate of inferred resources to reserves at the Timmins mines going forward to be between 40% and 60%. This expectation is supported by the recent success in converting inferred resources to reserves which resulted from the increased geologic understanding as more of the ore deposit has been opened up by mining. The ore deposits exploited at the Timmins mines exhibit relatively short horizontal (strike) extents and long vertical (dip) extents and, in general, inferred resources at the Timmins mines are situated below the level of current operations. Inferred resources are routinely upgraded to indicated resources or probable reserves as mine development progresses at depth, which allows for drill access to further define and upgrade the inferred resources.

The Timmins mines resource models are updated at a minimum annually to incorporate new geologic and mineralogic data obtained from new drill results. The conversion rates of inferred resources to reserves for the last four years were estimated by comparing the annual resource block models from one year to the next. In other words, the analysis looks at the resource designation (measured, indicated, inferred) of each block in the model and compares it to the corresponding resource block in the subsequent resource model. Resource blocks with confidence levels of measured or indicated which are included in the mine plan (i.e., measured or indicated resources that meet each mine’s technical, operational and economic criteria) are, by definition, reserves.

3.

We read your response to comment 2 that you will disclose in greater detail in future filings the type(s) of resources (measured, indicated and/or inferred) included in your new depletion policy, how you determine the portion of resources included and your history of converting resources into reserves. Please provide us with your proposed disclosures.

Response

We propose to include the following disclosure in Note 3h) Mineral interests, plant and equipment note of our future filings beginning December 31, 2016:

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Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the unit-of- production method (“UOP”) over the estimated life of mine based on proven and probable mineral reserves and, if appropriate, the portion of mineral resources (measured, indicated and/or inferred) where it is considered highly probable that those mineral resources will be economically extracted.

Economic extraction is considered highly probable for those mineral resources where sufficient drill data exists, geologic interpretation has been undertaken and management has included the mineral resources in the life of mine plan. The life of mine plan represents management’s best estimate of the future economic benefits expected to be obtained from the mineral properties and therefore the production levels contained in these plans may include mineral resources in each of the measured, indicated and/or inferred mineral resources category. The percentage of measured, indicated and/or inferred mineral resources to be included in the estimated recoverable ounces of a mining property and depleted using the unit-of-production method is determined on a site by site basis using the most current life of mine plan for each site and includes considerations of the following factors:

•

The Company’s history of converting mineral resources to mineral reserves at its operations has ranged from 40% to 80%; the Company recognizes past performance may not be indicative of future mineral resource to mineral reserve conversion rates;

•	The type of deposit(s) at each mine site; and

•	The geological characteristics of the ore body and its impact to the costs related to the access of the resources.

At sites where there is a lower confidence of mineral resources or where production calculated in the life of mine models does not exceed the mineral reserves, no mineral resources are included in the estimated recoverable ounce for those sites.

If commercial production commences prior to the determination of proven and probable mineral reserves, depletion is calculated based on the mineable portion of the mineral resources as defined in the life of mine plan.

I trust this response satisfactorily answers your questions. Please let me know if you have any further comments relating to these subjects.

Sincerely,

/s/ Elizabeth McGregor
Vice President and Chief Financial Officer

cc: Cassandra Joseph, Associate General Counsel, Tahoe Resources Inc.